Mail Stop 4561


      March 1, 2006



Thomas Blakeley
Chief Executive Officer
American Mold Guard, Inc.
30200 Rancho Viejo Road, Suite G
San Juan Capistrano, California 92675

Re:	American Mold Guard, Inc.
      Registration Statement on Form SB-2
      Amended on February 13, 2006
      File No. 333-130889

Dear Mr. Blakeley:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary

1. We note your response to Comment 9. Please revise the "Risk Factors" on page 5 to provide more detail regarding the most significant risks of the offering. Please disclose that the Convertible Notes are in default, that the holder may immediately call the notes and that American Mold Guard, Inc. might have to declare bankruptcy as a result. In addition, please disclose that Crestridge Investments would beneficially own roughly 18% of the company`s outstanding shares were Crestridge to exercise its option to convert. Please consider presenting the risks in a bullet point format.

Use of Proceeds, page 16

2. We note that you have allocated offering proceeds to the repayment of the convertible notes. Please disclose how you will use the proceeds if the notes are converted into preferred shares and/or if the preferred shares are subsequently converted into common stock.

3. Please disclose the interest rate and maturity of the indebtedness to be repaid with the offering proceeds. Refer to Instruction 1 to
Item 504 of Regulation S-B.

Capitalization, page 18

4. It does not appear that the 1,359 shares of common stock to be issued in February 2006 have been included in your pro forma capitalization amounts. Please advise us why this amount has been excluded or revise as necessary.

5. We note that you expect to allocate $7.927 million and $5.573 million to common stock and warrants, respectively, from the net proceeds of this offering and issuance of additional units to noteholders. Please explain to us why these accounts have only increased by $7.046 million and $4.954 million, respectively, in the pro forma as adjusted column in your capitalization table.

Management`s Discussion and Analysis

Results of Operations

Comparison of Nine Months Ended September 30, 2004 and 2005

Cost of Revenue, page 25

6. Please revise your disclosure to use consistent terminology throughout. For example, it is not clear whether "direct labor cost" relates to "labor costs" or "direct costs", that were previously discussed; or whether "raw material costs" in the third paragraph are the same as "material costs" in the second paragraph.

Liquidity and Capital Resources, page 30

7. Please revise your discussion of liquidity to address the potential impact if the holder of the Convertible Notes demanded immediate payment and obtained a final judgment prior to the closing of the offering.

Management, page 38

8. We note that Mr. Katz has been identified as a director nominee.
Please file his consent as an exhibit to the registration statement.

Index to Financial Statements, page F-1

9. Please update your financial statements in accordance with Item 310(g) of Regulation S-B in your next amendment.

Consolidated Statements of Cash Flows, page F-7

10. We have reviewed your revisions in response to prior comment
43.
Please explain to us how the $169,535 debt discount adjustment in 2005 was calculated. We may have further comment.

Notes to Consolidated Financial Statements, page F-8

11. We note your response to comment 55. Please include any applicable disclosures required by SFAS 109 in your next amendment.
Refer specifically to paragraphs 43 and 48.

Note 6. Notes Payable

Short Term Loans:

2005, Unsecured Notes page F-16

12. We have reviewed your responses to prior comments 49 and 50.
Please revise your disclosure to clarify these terms.

13. Please revise your discussion of the unsecured notes to include the disclosures required by paragraph 27 of SFAS 150.

Note 7. Capitalization

Series B Preferred Stock, page F-17

14. We have reviewed your response to prior comment 53. It is unclear to us where you have recorded the $75,000 note. Please tell us where this note payable has been recorded on your balance sheet and disclose its terms within Note 6. Notes Payable.

Item 28. Undertakings

15. We note that you have identified on the cover page of the registration statement that this is a continuous offering made pursuant to Rule 415 of the Securities Act. We also note that you continue to include the Rule 415 undertakings. Please advise us why you believe this is an offering pursuant to Rule 415. In addition, please confirm that the offering will not rely on Rule 430A. We note you have not included the Rule 430A undertakings.

16. Please include undertaking (d) of Item 512 of Regulation S-B or advise us why you believe it is not appropriate.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact William Demarest, Accountant, at (202) 551-
3432
or Kristi Beshears, Senior Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202)
551-
3415 or the undersigned at (202) 551-3852 with any other questions.


      Sincerely,



      Michael McTiernan
      Special Counsel



cc:	Joel J. Goldschmidt, Esq. (via facsimile)




??

??

??

??

Thomas Blakeley
American Mold Guard, Inc.
March 1, 2006
Page 4